UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for December 5, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized the registrant's home country, or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.

Enclosures: Sasol appoints independent non-executive director



Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE : SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")


SASOL APPOINTS INDEPENDENT NON-EXECUTIVE DIRECTOR

Sasol today announced that it has appointed Mr Bongani Nqwababa as independent non-executive director with effect from 5 December 2013.

Mr Nqwababa is the financial director of Anglo American Platinum Limited and an independent non-executive director of Old Mutual plc. He is a former finance director of Eskom Holdings Limited.
Prior to joining Eskom, he served as treasurer and chief financial officer of Shell Southern Africa. Bongani is also the chairman of the Audit Committee of the South African Revenue Service.

Mr Nqwababa holds an Honours degree in Accounting from the University of Zimbabwe and qualified as a chartered accountant in Zimbabwe in 1991, after training with PricewaterhouseCoopers.
He also obtained a Masters degree in Business Administration from the Universities of Manchester and Wales, Bangor in 1999.

Mr Nqwababa will also serve as a member of Sasol's Audit Committee.
We are pleased to welcome Bongani to the Sasol Limited board.
His financial background and experience at various large South African companies will add significant value to the Sasol board and our Audit Committee, said Sasol Chairman, Mandla Gantsho.

5 December 2013
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited











SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date December 5, 2013			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary